China Marketing Media Holdings, Inc.
RMA 901
KunTai International Mansion
No. 12 Chaowai Street
Beijing, 100020, China

December 21, 2007

By EDGAR Transmission and by Hand Delivery

Anita Karu, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:  China Marketing Media Holdings, Inc.
         Amendment No. 2 to Form 10-SB filed May 4, 2007
         File No. 0-51806

We hereby submit the responses of China Marketing Media Holdings, Inc. ("CMKM" or the "Company") to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in the Staff's letter, dated June 1, 2007, providing the Staff's comments with respect to the above referenced registration statement on Form 10-SB (the "Registration Statement").

For the convenience of the Staff, each of the Staff's comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to "we", "us" and "our" refer to the Company on a consolidated basis.

General

1.     We note that you have filed an annual report on Form 10-KSB for the fiscal year ended December 31, 2006 as well as your 10-QSB for the period ending March 31, 2007. We remind you of the necessity to file, at a minimum, the Forms 10-Q for the interim periods that preceded your fiscal year end. In this regard, please advise us as to when you will file such reports.

Company Response: We have filed Form 10-QSB for the quarterly period ended June 30, 2006 on October 5, 2007 and Form 10-QSB for the quarterly period ended September 30, 2006 on October 10, 2007.

Item 2. Management's Discussion and Analysis or Plan of Operation. page 11

Critical Accounting Policies, page 14

Cost of Sales, page 14

2.     We note your response to our prior comment 8 as well as your revisions. Please revise your future filings to include the discussion of your accounting policy for sales returns in the "Revenue Recognition" section of your critical accounting policies and summary of significant accounting policies in the footnotes to your consolidated financial statements.

Company Response: Per the Staff's comments, in our filings we have included the discussion of our accounting policy for sales returns in the "Revenue Recognition" section of our critical accounting policies and summary of significant accounting policies in the footnotes to our consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity, page F-6

3.     We have reviewed your response to our prior comment 17. Please tell us and revise your disclosure to clarify how the formation of a new indirect subsidiary resulted in the addition of contributed capital to the consolidated entity. Furthermore, please revise your disclosure to explain the events surrounding the full $603,865 investment made in your common shares including the third party involved, the number of shares purchased, and any other information critical to the understanding of this transaction. In addition, please clarify in your filing whether the two columns entitled "Common Shares" represent different classes of common stock. If so, please disclose in the footnotes to your consolidated financial statements the rights of each class of common stock and specify to which class you refer to when discussing "common stock" throughout the document.

Company Response: Shenzhen Media Investment Co., Ltd. ("Shenzhen Media") was formed in 2003 by the controlling owners of the Company and had an increase in its registered capital during 2005. In March 2005, one of the owners, Mr. Dongsheng Ren, contributed RMB 5,000,000 ($603, 865) to Shenzhen Media. On December 31, 2005, Shenzhen Media was acquired by the Company in a reorganization of entities under common control. In accordance with paragraphs D11-18 of SFAS 141, the transaction was accounted for similar to a pooling of interests, with the historical financial information of both entities being combined for all periods presented. Since Shenzhen Media had a registered capital increase during 2005, the combined financial statements indicate an increase in registered capital of a subsidiary.

The "common shares" presented in the consolidated financial statements does not represent different classes of common stock. The Company has a single class of common stock with no par value.

Notes to Consolidated Financial Statements, page F-8

8. Deposit – purchase of a target company. page F-13

4.     Please disclose if the deposit of RMB 8,000,000 (US$1,024,328) paid to owner of Shenzhen Caina Brand Consultant Company was the total consideration to be paid. If not, please revise your disclosure accordingly. Please also provide us the significance tests of this acquisition pursuant to Item 310(c)(3) of Regulation S-B. We also advise you to include the disclosures required by paragraph 58 of SFAS 141 in your interim financial statements for the period ended March 31, 2007.

Company Response: The "deposit" of RMB 8,000,000 (US$1,024,328) paid to the previous owner of Shenzhen Caina Brand Consultant Company ("Shenzhen Caina") was the total amount of consideration required to be paid pursuant to the Equity Transfer Agreement, which was filed as Exhibit 10.5 to our annual report on Form 10-KSB on April 17, 2007.

Significance tests pursuant to Item 310(c)(2) of Regulation S-B:

As of December 31, 2006	CMKM	Shenzhen Caina	Percentage
Total Investment in Shenzhen Caina	$1,024,328		10%
Total Assets	$10,443,317	$732,372	7%
Operating Income before tax	$3,693,154	$242,188	7%

As the table above indicates, percentage of CMKM's investments in Shenzhen Caina to the total consolidated assets of CMKM as of the end of year 2006 is 10%. Percentage of CMKM's proportionate share (100%) of the total assets (after inter-company eliminations) of Shenzhen Caina to the total consolidated assets of CMKM as of the end of year 2006 is 7%. Percentage of CMKM's equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principles of Shenzhen Caina to such consolidated income of CMKM as of the end of year 2006 is 7%

Pursuant to Item 310(c)(3) of Regulation S-B, if none of the conditions specified in paragraph (c)(2) of this Item exceeds 20%, the financial statements of the business acquired are not required.

We have made necessary disclosure required by paragraph 58 of SFAS 141 in the notes to the interim financial statements for the period ended March 31, 2007.

9. Related Party Transactions with an Affiliate, page F-13

5.     We note your response to our prior comment 15. Based on your description, the contract receivable appears to represent a license to publish CMO's magazines as well as an advertising client list. As such, we believe that this amount should be separated from your note payable to CMO and presented as intangible assets, net of accumulated amortization, within net assets. Please revise or advise. In addition, we repeat our request that you tell us the nature and terms of the long term debt due to CMO.

Company Response: The contract receivable does not represent license fee to publish CMO's magazines and advertising client list. The license agreement fee is separated from the note payable to CMO and presented as intangible assets, net of accumulated amortization, within net assets. For the period ended September 30, 2007, the net balance of license agreement fee is $818,797.

The contract receivable represents the advertising and publishing income collected by CMO which has not been paid back to us according to the Operation and Management Right Agreement that our subsidiary Shenzhen Media entered into with CMO on October 23, 2003. Under this agreement, Shenzhen Media is entitled to collect advertising revenues from CMO's clients already existing at the time of the agreement, in addition to any new clients that Shenzhen Media can solicit and retain. Also, Shenzhen Media shall bear all the operating costs and receive all the revenues from the contracted businesses.

The long term debt balance for the period ended March 31, 2007 was $3,528,483. The long term debt has been paid off in June 2007. The Company recorded long term payable due to CMO when the Company acquired 38.19% equity interests in Shenzhen Media from CMO, for a total purchase price of RMB 27,790,000 ($3,528,483) in December 2005. Shenzhen Media was formed on October 22, 2003 as a limited liability company in the PRC and was 61.81% owned by three of the Company's directors and 38.19% owned by a minority entity, CMO. No imputed interest expense was calculated.

6.     Please clarify for us and disclose in your revised filing whether the operating results presented in the table represent the net income you earned as a result of your operation and management rights agreement with CMO or whether the results represent CMO's operating results consolidated within your consolidated statements of operations. If the latter, please tell us your basis in US GAAP for consolidating the operating results of an entity that you do not control.

Company Response: CMO is not a direct subsidiary of the Company. We consolidated CMO's operating results including, but not limited to revenues, cost of goods sold and expenses within our consolidated statements of operations based on the Operation and Management Right Agreement, as described in our responses to Comment 5. It is our opinion that the four criteria of SAB 104 for revenue recognition have been met with respect to each sale transaction between the entities pursuant to the terms of the Operation and Management Right Agreement.

If you would like to discuss any of the responses to the Staff's comments or if you would like to discuss any other matters, please contact the undersigned at (86) 10-59251090 or Louis A. Bevilacqua, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

China Marketing Media Holdings, Inc.

By: /s/Yingsheng Li
Yingsheng Li
Chief Executive Officer